Stradley Ronon Stevens & Young, LLP Suite 2600 2005 Market Street Philadelphia, PA 19103-7018 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Don E. Felice

dfelice@stradley.com

(215) 564-8794

December 26, 2019

Via Edgar

Ms. Deborah O’Neal

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	HC Capital Trust (“Registrant”)

File Nos.:  33-87762 and 811-08918

Dear Ms. O’Neal:

This correspondence is being provided to you in response to your comments communicated during our December 18, 2019 telephone conversation with respect to the Registrant’s preliminary proxy statement filed on December 11, 2019.

The Registrant has made the changes that you requested in the proxy statement and confirms that all disclosure required by Item 22 of Schedule 14a, and particularly Item 22(a)(3)(iv), is included in the proxy statement.

Very truly yours,

Don E. Felice

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